SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)
Under the Securities Exchange Act of 1934*

Alpha Security Group Corp.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

02078A100 (Common Stock)
(CUSIP Number)

March 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 02078A100                                                                                        Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02078A100                                                                                         Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commerce Court Value, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02078A100                                                                                         Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter W. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN (Individual)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02078A100                                                                                         Page 5 of 8

Item 1.

(a)           Name of Issuer:

Alpha Security Group Corp. (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

328 West 77th Street
New York, New York, 10024

Item 2.

(a)           Name of Person Filing:

This statement is being filed by (i) Peter W. Poole with respect to the shares of common stock beneficially owned by Azimuth Opportunity, Ltd. and Commerce Court Value, Ltd. and (ii) Azimuth Opportunity, Ltd. with respect to the shares owned by it; and (iii) Commerce Court Value, Ltd. with respect to the shares owned by it.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Commerce Court Value, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Peter W. Poole
4th Floor, Rodus Building
Road Reef, PO Box 765
Road Town
Tortola
British Virgin Islands

(c)           Citizenship:

Each of Azimuth Opportunity, Ltd. and Commerce Court Value, Ltd. are British Virgin Islands companies.  Peter W. Poole is a citizen of the British Virgin Islands.

(d)           Title of Class of Securities:

    CUSIP No. 02078A100                                                                                     Page 6 of 8

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:
02078A100 (Common Stock)

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.          Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Azimuth Opportunity, Ltd.

(a)	Amount beneficially owned: 0 shares of Common Stock
(b)	Percent of Class: 0.0%

(c)	Number of shares as to which such person has:
            (i)   sole power to vote or direct the vote: 0
        (ii)  shared power to vote or direct the vote: 0
        (iii) sole power to dispose or direct the disposition of: 0
        (iv) shared power to dispose or direct the disposition of: 0

2.	Commerce Court Value, Ltd.

(a)	Amount beneficially owned: 0 shares of Common Stock

(b)	Percent of Class: 0.0%

(c)	Number of shares as to which such person has:
        (i)   sole power to vote or direct the vote: 0
        (ii)  shared power to vote or direct the vote: 0
        (iii) sole power to dispose or direct the disposition of: 0
        (iv) shared power to dispose or direct the disposition of: 0

3.	Peter W. Poole*

(a)	Amount beneficially owned: 0 shares of Common Stock

(b)	Percent of Class: 0.0%

(c)	Number of shares as to which such person has:
        (i)   sole power to vote or direct the vote: 0
        (ii)  shared power to vote or direct the vote: 0
        (iii) sole power to dispose or direct the disposition of: 0
        (iv) shared power to dispose or direct the disposition of: 0

*Peter W. Poole is the Director of Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.  The foregoing should not be construed in and of itself as an admission by Peter W. Poole as to the beneficial ownership of the shares owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.

CUSIP No. 02078A100                                                                                         Page 7 of 8

Item 5.           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 Not applicable.

Item 8.           Identification and Classification of Members of the Group

 Not applicable.

Item 9.           Notice of Dissolution of Group

  Not applicable.

Item 10.         Certification

  Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02078A100                                                                                         Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2009

                                                    AZIMUTH OPPORTUNITY, LTD.

                                                    By: /s/ Peter W. Poole
                                                       Name: Peter W. Poole
                                                       Title:   Director

                                                    COMMERCE COURT VALUE, LTD.

                                                    By: /s/ Peter W. Poole
                                                       Name: Peter W. Poole
                                                       Title:   Director

                                                    /s/ Peter W. Poole
                                                    Peter W. Poole